UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Abtech Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00400H108
(CUSIP Number)

Hugo Neu Corporation
120 FIFTH AVENUE, SUITE 600, NEW YORK, NY 10011

Attention: Wendy Neu
Telephone: (646) 467-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K106

1	NAME OF REPORTING PERSONS: Hugo Neu Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,164,906 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 65,164,906 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,164,906 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 00400H108

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Abtech Holdings, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 4110 N. Scottsdale Road, Suite 235, Scottsdale, Arizona 85251.

Item 2. Identity and Background

(a) - (c) This Statement is filed by Hugo Neu Corporation., a Delaware corporation (the “Reporting Person”). The principal business address of the Reporting Person is 120 FIFTH AVENUE, SUITE 600, NEW YORK, NY 10011. The principal business of the Reporting Person is managing a number of diversified investments. The Reporting Person invests, builds and manages innovative businesses in the recycling, real estate and related industries. Wendy Neu is the primary shareholder of Reporting Person and, as such, may be deemed to have voting power and dispositive power over the Company’s Common Stock owned by Reporting Person.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a Delaware corporation based in New York.

Item 3. Source and Amount of Funds or Other Consideration

Reporting Person acquired its beneficial ownership of the Company’s Common Stock with working capital.

Item 4. Purpose of Transaction

The Reporting Person acquired such securities in the Company for investment purposes.

On November 10, 2015, the Company entered into the Financing Agreement with the Reporting Person that provided that, upon closing, the Reporting Person would acquire 65,164,906 shares of Common Stock. This transaction closed on December 30, 2015. This Schedule 13D/A is being filed pursuant to the closing of that transaction.

Please see the Company’s Form 8-K filed on November 10, 2015 for more information on the transactions described above.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Person owns in the aggregate 65,164,906 shares of the Company’s Common Stock, plus an additional 1,040,000 through the exercise of warrants, which represents 12.52% of the Company’s outstanding common stock based upon 528,735,090 shares outstanding as of December 30, 2015. Wendy Neu is the primary beneficiaries of Reporting Person and, as such, may be deemed to have voting power and dispositive power over the Company’s Common Stock owned by Reporting Person.

(c) The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

Item 7. Material to Be Filed as Exhibits

(d) Exhibits

1.	Form of Prefunding Agreement executed by and among Abtech Holdings, Inc. and the following Purchasers: Golden Properties Ltd., Hugo Neu Corporation, Donald R. Kendall, Jr., The Harry Mittelman Revocable Living Trust and Christopher Davis. Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Person on December 30, 2015 and Exhibit 10.1 to the Current Report filed by the Company on Form 8-K filed with the Securities and Exchange Commission on November 10, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2016

Golden Properties Ltd.

By:	/s/ Alexander Lau
Name: Wendy Neu
Title: __________

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